Exhibit 99.1

Origin Agritech Limited (SEED) Reports Improved Second Quarter Financial Results for Three Months ended March 31, 2010

Cash and Cash Equivalents at March 31, 2010 rose 68.31% to RMB 392.13 million from RMB 232.99 million at March 31, 2009

Deferred Revenues and Advances from Customers at March 31, 2010 were RMB 734.72 million in total from RMB 608.61 million at March 31, 2009, an increase of 20.72%

Net Loss of RMB 28.20 million for Q2 2010 decreased from net loss of RMB 81.32 million for Q2 2009

BEIJING--(BUSINESS WIRE)--May 11, 2010--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the second quarter ended March 31, 2010. Headquartered in Beijing, Origin Agritech Limited is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin holds the exclusive rights to the first transgenic (GM) commercial corn for China and prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the second quarter of fiscal 2010, the Company generated revenues of RMB 1.60 million (US $0.24 million), an increase of 38.55% from RMB 1.16 million (US $0.17 million) generated in the three months ended March 31, 2009. While the majority of our revenues are recognized in the third quarter, Origin does possess limited revenue mainly from the sale of non-standard seed contracts which may fluctuate from year to year. These generally do not comprise any significant portion of our overall annual revenues.

Gross loss for the three-months ended March 31, 2010 was RMB 5.94 million (US $0.87million) compared to RMB 3.37 (US $0.49 million) in the same period of the prior year.

Total operating expenses for the three-months ended March 31, 2010 were RMB 31.41 million (US $4.60 million) compared with RMB 31.29 million (US $4.58 million) reported for the same period in 2009. Selling and marketing expenses were RMB 9.10 million (US $1.33 million) for the second quarter of 2010, representing a decrease of 5.64% from RMB 9.64 million (US $1.41 million) for the same period of the last year. General and administrative expenses of RMB 14.83 million (US $2.17 million) for the second quarter ended March 31, 2010, decreased 3.88% from RMB 15.42 million (US $2.26 million) for the three months ended March 31, 2009 . Research and development expenses increased to RMB 7.49 million (US $1.10 million) for the three-months ended March 31, 2010 from RMB 6.22 million (US $0.91million) for the same quarter last year, with an increase of 20.44%, as a result of our increased spending to our genetic research efforts.

Operating loss for the second quarter of 2010 amounted to RMB 37.36million (US $5.47 million) compared with an operating loss of RMB 34.66 million (US $5.07 million) for the same period in 2009.

Net loss for the second quarter of 2010 was RMB 28.20 million (US $4.13 million), or RMB 1.23 (US $0.18) per diluted share, as compared to a net loss of RMB81.32 million (US$11.89 million), or RMB 3.53 (US $0.52) per diluted share in the same period one year ago.

BALANCE SHEET

Origin's balance sheet at March 31, 2010 included cash and cash equivalents of RMB392.13 million (US$57.44 million), an increase of 68.31% from RMB 232.99 million as of March 31, 2009. Our current cash and cash equivalents position is inclusive of the fact that as of March 31, 2010, we had repaid our note payable position of RMB118,015 million as of March 31, 2009. If these liabilities had remained outstanding, our cash position would be significantly higher. Origin Agritech Limited shareholders' equity of RMB161.82 million (US$23.70 million).

Deferred revenue was RMB 464.31 million (US $68.02 million) as at March 31, 2010 as compared to RMB 443.40 million (US $64.86million) as at the same period end date of last year.

The Company received advances from customers of RMB 270.41 million (US $39.61 million) as at March 31, 2010 as compared to RMB 165.21 million (US $24.17million) as at March 31, 2009.

FISCAL 2010 GUIDANCE

Based on its current outlook, and existing and anticipated business conditions, Origin reiterates the revenue guidance for FY 2010 in the range of RMB 630 million to RMB 660 million.

ORIGIN DEVELOPMENTS

  In March 2010, Origin Agritech Limited announced the development of a strategic business unit for premium branded chemical products to complement their premium seed products. The company intends to continue the development into the agricultural chemical space with expansion into further agricultural products and geographies.
  In November 2009, Origin Agritech Limited announced the approval of the first transgenic commercial corn for China. This GM phytase corn is set for commercial release for the 2011 selling season. The company intends to continue market expansion of this phytase product.
  Since late 1990s, Origin Agritech Limited has developed its non-GM and GM genetic technology programs both internally and through joint programs with research entities in China. As a result, Origin has developed traits in corn including phytase, glyphosate tolerance, Bt, drought tolerance, and nitrogen efficiency in various stages of regulatory approval. The company intends to continue the development and market expansion of these genetic technology seed products, again, both internally and/or through various partnership arrangements. The company possesses the global exclusive rights to the glyphosate-resistant trait.

CONFERENCE CALL INFORMATION

The Company will host a teleconference on May 11, 2010, at 8:00 a.m. EDT /8:00 p.m. Beijing time to discuss the quarter end results. To participate in the call, please dial +1-877-407-9210 in North America, or +1-201-689-8049 internationally, approximately 15 minutes prior to the scheduled start time.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," “intends,” "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)

	Three months ended March 31,
	2009	2009	2010	2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues	1,157	169	1,603	235
Cost of revenues	(4,528)	(662)	(7,546)	(1,105)
Gross profit	(3,371)	(493)	(5,943)	(870)
Operating expenses:
Selling and marketing	(9,642)	(1,410)	(9,098)	(1,333)
General and administrative	(15,424)	(2,256)	(14,826)	(2,172)
Research and development	(6,219)	(910)	(7,490)	(1,097)
Total operating expenses	(31,285)	(4,576)	(31,414)	(4,602)
Loss from operations	(34,656)	(5,069)	(37,357)	(5,472)
Interest expense	(7,138)	(1,044)	(2,947)	(432)
Share of earnings in equity investee companies	341	50	485	71
Interest income	422	62	332	49
Other income (loss)	(51,097)	(7,475)	7	1
Loss before income taxes and non-controlling interest	(92,128)	(13,476)	(39,480)	(5,783)
Income tax expense
Current	(62)	(9)	(66)	(10)
Deferred	8,031	1,175	8,564	1,254
Income tax expense	7,969	1,166	8,498	1,245
Net loss	(84,159)	(12,310)	(30,982)	(4,538)
Less: Net income attributable to the non-controlling interest	2,835	415	2,781	407
Net loss attributable to Origin Agritech Limited	(81,324)	(11,895)	(28,201)	(4,131)
Net loss per share – basic	(3.53)	(0.52)	(1.23)	(0.18)
Net loss per share – diluted	(3.53)	(0.52)	(1.23)	(0.18)
Shares used in calculating basic net loss per share	23,013,692	23,013,692	23,013,692	23,013,692
Shares used in calculating diluted net loss per share	23,013,692	23,013,692	23,013,692	23,013,692

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	March 31,	September 30,	March 31,
	2009	2009	2010	2010
	RMB	RMB	RMB	US$
	(unaudited)		(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	232,985	121,255	392,131	57,444
Restricted bank deposits	-	500	-	-
Accounts receivable	3,918	5,692	9,256	1,356
Due from related parties	4,789	7,004	5,524	809
Advances to suppliers	6,232	1,937	10,383	1,521
Advances to growers	6,070	24,681	6,772	992
Inventories	655,392	341,770	492,833	72,196
Income tax recoverable	1,697	1,725	1,725	253
Prepaid expenses and other current assets	14,504	8,725	9,422	1,380
Total current assets	925,587	513,289	928,046	135,951
Land use rights, net	20,755	20,496	20,254	2,967
Plant and equipment, net	144,722	152,962	151,508	22,195
Equity investments	66,090	65,453	66,356	9,721
Goodwill	16,665	16,665	16,665	2,441
Acquired intangible assets, net	30,280	36,648	37,590	5,507
Deferred income tax assets	36,371	15,040	25,716	3,767
Other assets	17,702	3,991	3,853	564
Total assets	1,258,172	824,544	1,249,988	183,113
Liabilities, non-controlling interest and Origin Agritech Limited shareholders’ equity
Current liabilities:
Short-term borrowings	207,340	80,290	216,900	31,774
Accounts payable	16,760	13,938	23,232	3,403
Note payable	118,015	117,896	-	-
Due to growers	493	9,619	598	88
Due to related parties	27,361	15,699	8,902	1,304
Advances from customers	165,214	219,963	270,413	39,613
Deferred revenues	443,391	18,280	464,309	68,018
Income tax payable	39,059	39,661	39,076	5,724
Other payables and accrued expenses	37,826	31,476	27,053	3,963
Total current liabilities	1,055,459	546,822	1,050,483	153,887
Other long-term liabilities	3,658	-	400	59
Total liabilities	1,059,117	546,822	1,050,883	153,946
Commitments and contingencies	-	-	-	-
Equity:
Origin Agritech Limited Shareholders’ equity:
Preferred stock	-	-	-	-
Common stock	-	-	-	-
Additional paid-in capital	391,215	391,620	382,205	55,990
Retained earnings (deficit)	(185,497)	(125,507)	(180,633)	(26,461)
Treasury stock at cost (498,851 shares)	(29,377)	(29,377)	(29,377)	(4,304)
Accumulated other comprehensive loss	(10,495)	(10,403)	(10,380)	(1,521)
Total Origin Agritech Limited shareholders' equity	165,846	226,333	161,815	23,704
Non-controlling interest	33,209	51,389	37,290	5,463
Total equity	199,055	277,722	199,105	29,167
Total liabilities and shareholders’ equity	1,258,172	824,544	1,249,988	183,113

CONTACT:
Origin Agritech Limited
Investor Relations
Irving Kau, +011.86.136.8108.0243 or +011.86.10.5890.7505
Acting Chief Financial Officer
investor_relation@originseed.com.cn